As filed with the Securities and Exchange Commission on June 28, 2010
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number: 001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
102 Corporate Park Drive
White Plains, NY 10604

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

Nokia Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Nokia Retirement Savings and Investment Plan
Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4 - 10

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2009	11

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
June 28, 2010

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments, at fair value	$505,889,602	$408,483,540

Receivables
Employer contributions	363,014	1,250,102
Participant contributions	493,003	1,729,793

Total assets	506,745,619	411,463,435

Liabilities
Accrued expenses	134,812	109,234
Net assets available for benefits at fair value	506,610,807	411,354,201

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2)	883,331	3,001,415

Net assets available for benefits	$507,494,138	$414,355,616

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Investment income
Net appreciation in fair value of investments	$66,830,479
Dividend and interest income	11,813,440

78,643,919

Contributions
Employer	25,329,518
Participant	32,263,578
Rollovers	2,808,928

60,402,024

Deductions
Benefits paid to participants	(45,542,244)
Administrative expenses and other	(365,177)

(45,907,421)

Net increase in net assets available for benefits	93,138,522

Net assets available for benefits
Beginning of year	414,355,616

End of year	$507,494,138

The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan
The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2007) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred from federal income taxes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $16,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for 2009 plan year) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $5,500 during fiscal 2009.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option.  Additional discretionary Employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2009.
There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2039, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25 percent to 9.50 percent at December 31, 2009.  Principal and interest is repaid ratably through bi-monthly payroll deductions.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2009 and 2008, forfeited non-vested accounts totaled $1,259,910 and $692,252, respectively.  These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2009, employer contributions were reduced by $925, 734 and Plan administrative fees and certain investment charges of $321,385 were paid from forfeited non-vested accounts.

Reclassifications
Certain reclassifications have been made to the December 31, 2008 amounts to conform to the current year presentation.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

-	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

-	A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

-	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

The Plan’s investments are stated at fair value.  The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Investments in Nokia American Depository Shares (“Nokia ADR shares”) and common stocks are valued at quoted market prices on the last business day of the year.  Mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans consist of the outstanding principal, plus accrued interest, of loans to participants at December 31, 2009 and 2008, which approximates fair value.

The Fidelity Managed Income Portfolio II Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts.  As required by Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds.  Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a difference fair value measurement at reporting date.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Mutual funds	$377,509,933	-	-	$377,509,933
Collective investment trust	-	$63,813,744	-	63,813,744
Common stocks	56,768,175	-	-	56,768,175
Participant loans	-	-	$7,797,750	7,797,750

Total assets at fair value	$434,278,108	$63,813,744	$7,797,750	$505,889,602

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$274,166,503	-	-	$274,166,503
Collective investment trust	-	$67,335,846	-	67,335,846
Common stocks	59,647,809	-	-	59,647,809
Participant loans	-	-	$7,333,382	7,333,382

Total assets at fair value	$333,814,312	$67,335,846	$7,333,382	$408,483,540

The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2009.
2009

Participant loans, beginning of year	$7,333,382
Issuances and settlements (net)	464,368

Participant loans, end of year	$7,797,750

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan.  All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of    the Plan’s investments and contributions receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

        Benefits
Benefit distributions to participants are recorded when paid.

Subsequent Events
The Company has evaluated subsequent events through June 28, 2010, which is the date the financial statements were issued, and has determined that there were no subsequent events as of this date.

3.	Investments
The following table presents the individual investment securities of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009		2008

American Depository Shares
Nokia ADR shares	$44,777,688	*	$52,955,292	*
All other common stock, individually less than 5% of net assets	11,990,487		6,692,517

Total ADR shares/common stock	56,768,175		59,647,809

Collective Investment Trust
Fidelity Managed Income Portfolio II Fund	63,813,744	*	67,335,846	*

Mutual Funds
Allianz NFJ Small Cap Value Fund	40,573,677	*	32,948,091	*
American Balanced Fund	31,269,776	*	22,114,646	*
American EuroPacific Growth Fund	66,980,746	*	45,789,790	*
American Funds Growth Fund of America	32,122,503	*	22,661,468	*
PIMCO Total Return Fund	54,865,101	*	44,544,926	*
Vanguard Institutional Index Fund	41,473,144	*	32,784,400	*
All other mutual funds, individually less than 5% of net assets	110,224,986		73,323,182

Total mutual funds	377,509,933		274,166,503

Participant loans, individually less than 5% of net assets	7,797,750		7,333,382

Total investments at fair value	$505,889,602		$408,483,540

* Indicates investments that represent 5% or more of the Plan’s net assets available for benefits.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

Nokia ADR shares	$(8,780,985)
Common stocks	4,479,288
Mutual funds	71,132,176
Net appreciation in fair value of investments	$66,830,479

At December 31, 2009, approximately 9% of the Plan’s assets are invested in the Nokia ADR shares (13% at December 31, 2008).  The Plan owned 3,484,645 shares with a fair value of $12.85 per share at December 31, 2009 and 3,390,702 shares with a fair value of $15.62 per share at December 31, 2008.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated November 16, 2009 that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

The Plan purchased and sold approximately $4,935,873 and $4,336,805 in Nokia ADR shares, respectively, during 2009.  The Nokia ADR shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan is administered by Fidelity Investments Institutional Operations Company as the recordkeeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund qualify as party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$507,494,138	$414,355,616
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(883,331)	(3,001,415)

Net assets available for benefits per the Form 5500	$506,610,807	$411,354,201

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2009:

2009

Investment income per the financial statements	$78,643,919
Add: Reversal of prior year adjustment from contract value to fair value	3,001,415
Less: Adjustment from contract value to fair value at December 31, 2009	(883,331)

Investment income per the Form 5500	$80,762,003

Supplemental Schedule

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value

	Allianz NFJ Small Cap Value Fund	Mutual fund		$40,573,677
	American Balanced Fund	Mutual fund		31,269,776
	American EuroPacific Growth Fund	Mutual fund		66,980,746
	American Funds Growth Fund of America	Mutual fund		32,122,503
	Calamos Growth Fund	Mutual fund		20,133,180
*	Fidelity Managed Income Portfolio II Fund	Collective investment trust		63,813,744
*	Nokia ADR Shares	ADR shares		44,777,688
*	Fidelity Participant Account Interest Bearing Cash	Mutual fund		1,911,601
	PIMCO Total Return Fund	Mutual fund		54,865,101
	Spartan Extended Market Index Fund	Mutual fund		12,379,154
	Vanguard Institutional Index Fund	Mutual fund		41,473,144
	Vanguard Small Growth Institutional Index Fund	Mutual fund		15,105,110
	Vanguard Target Retirement 2005 Fund	Mutual fund		1,111,522
	Vanguard Target Retirement 2015 Fund	Mutual fund		3,534,754
	Vanguard Target Retirement 2025 Fund	Mutual fund		9,965,266
	Vanguard Target Retirement 2035 Fund	Mutual fund		11,584,512
	Vanguard Target Retirement 2045 Fund	Mutual fund		6,821,884
	Vanguard Target Retirement Fund	Mutual fund		978,704
	Vanguard Windsor II Fund	Mutual fund		17,190,725
	BrokerageLink	Common stocks and mutual funds		21,499,061
*	Participant loans	Interest rates varying between 3.25% and 9.5% maturing at various dates through 2039		7,797,750

				$505,889,602

*	Party-in-interest
**	Not applicable due to investments being participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 28, 2010	By:	/s/ Linda Fontenaux
	Name:	Linda Fontenaux
	Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.